HBOS plc

RECEIVED

2009 MAR 30 A 11:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

19 January 2009

The Mound
Edinburgh
EH1 1YZ

Direct Line 0131 243 5457
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Your Ref: 82/5222

09045724

Exemption

SUPPL

Dear Sir

HBOS plc filings pursuant to Rule 12g3-2(b)

I note below documents either sent to shareholders or made available to the public during the period **01 January 2009 to 16 January 2009.** Pursuant to an application made under Rule 12g3-2(f), copies of announcements made to the London Stock Exchange via a Regulatory Information Service are available electronically from www.hbosplc.com.

Announcements made to the London Stock Exchange:-

2009.01.02	Halifax House Price Index
2009.01.05	Rule 8.1 – Lloyds TSB Group plc
2009.01.05	Rule 8.3 – Inspired Gaming Group plc
2009.01.05	Holdings in Company
2009.01.05	Rule 8.1 – HBOS plc
2009.01.06	Rule 8.1 – Lloyds TSB Group plc
2009.01.06	Rule 8.1 – Lloyds TSB Group plc
2009.01.08	Rule 8.1 – Lloyds TSB Group plc
2009.01.09	Rule 8.1 – Lloyds TSB Group plc
2009.01.09	Rule 8.1 – HBOS plc
2009.01.12	Result of Placing and Open Offer
2009.01.12	Rule 8.1 – Lloyds TSB Group plc
2009.01.12	Rule 8.1 – Lloyds TSB Group plc
2009.01.12	Rule 8.1 – HBOS plc
2009.01.12	Rule 8.3 – Inspired Gaming Group plc
2009.01.12	Court Sanction of Scheme of Arrangement
2009.01.12	Court Sanction of Preference Scheme
2009.01.13	Rule 8.1 – Lloyds TSB Group plc
2009.01.13	Rule 8.1 – HBOS plc
2009.01.14	Suspension of Listing and Trading
2009.01.14	Rule 8.1 – Lloyds TSB Group plc
2009.01.15	Holdings in Company

Dlw 3/31

Documents lodged at Companies House:

Forms 123
Form 123 – Notice of Increase in nominal capital dated 23/12/08

Other Documents

Certificate of Registration of Order of Court and Minute on Reductions of Share Capital 'Preference Shares'
Certificate of Registration of Order of Court and Minute on Reductions of Share Capital 'Ordinary Shares'
Preference Petition
Preference Petition
Ordinary Petition
Ordinary Petition

Yours faithfully

Kenny Melville
Assistant Company Secretary

FILE COPY

RECEIVED
2009 MAR 30 A 11:44

CERTIFICATE OF REGISTRATION OF ORDER OF COURT AND MINUTE ON REDUCTIONS OF SHARE CAPITAL 'PREFERENCE SHARES'

Company Number

218813

HBOS PLC

having by special resolutions reduced its 'preference' share capital as confirmed by an Order of the Court of Session, Scotland

dated 16th January 2009

I hereby certify the registration of the said Order and of a Minute showing the present capital and shares of the company as fixed by the said Order.

Signed at Edinburgh on 16th January 2009

Registrar of Companies

FRIDAY
SP9D16KU
SCT 16/01/2009 3
COMPANIES HOUSE

Companies House
— for the record —

FILE COPY

RECEIVED

2009 MAR 30 A 11:44

CERTIFICATE OF REGISTRATION OF ORDER OF COURT AND MINUTE ON REDUCTION OF SHARE CAPITAL 'ORDINARY SHARES'

Company Number

218813

HBOS PLC

having by special resolution reduced its 'ordinary' share capital as confirmed by an Order of the Court of Session, Scotland

dated 16th January 2009

I hereby certify the registration of the said Order and of a Minute showing the present capital and shares of the company as fixed by the said Order.

Signed at Edinburgh on 16th January 2009

Registrar of Companies

FRIDAY

SP9D26KV

SCT 16/01/2009 2

COMPANIES HOUSE

Companies House

— for the record —

COURT OF SESSION
1 3 JAN 2009

EDINBURGH
CERTIFY A TRUE COPY
ASSISTANT CLERK OF SESSION

PREFERENCE PETITION

UNTO THE RIGHT HONOURABLE THE LORDS OF COUNCIL AND SESSION

PETITION OF

HBOS plc, a public company incorporated under the Companies Acts with the registered number SC218813 and with its registered office at The Mound, Edinburgh, EH1 1YZ

for

Sanction of a Scheme of Arrangement and confirmation of Reductions of Capital

---

RECEIVED
2009 MAR 30 A 11:55

THURSDAY
SOSHP6J3
SCT 15/01/2009 99
COMPANIES HOUSE

EDINBURGH
CERTIFY A TRUE COPY
ASSISTANT CLERK OF SESSION

P1853/08 Pet: HBOS for sanction of a scheme & reduction of capital

Dickson Minto

12 January 2009 Lord Glennie

COURT OF SESSION
13 JAN 2009

Act: Sellar, Q.C.

Alt: McNeill, Q.C. (for Lloyds TSB Group plc)

The Lord Ordinary, having resumed consideration of the Petition, as amended, and having heard Counsel for the Petitioner and for Lloyds TSB Group plc thereon, and having heard Mr. Robert Mcdowell and Mr. Ian Fraser in person, and in respect of the undertakings given by Lloyds TSB Group plc (number 13 of process) and by the Petitioner (number 14 of process),

1. allows the Petitioner's Second Minute of Amendment to be received and form number 9 of process and the Petition to be further amended in terms thereof;

2. dispenses with any further intimation or advertisement of the Petition as further amended;

3. waives the failure of the Petitioner to comply with the terms of the interlocutor dated 14 November 2008 in respect of (i) giving notice of the meetings which were held in terms of that interlocutor to the joint holders of Preference Scheme Shares (as defined in that interlocutor) whose names did not appear first on the Petitioner's register of members; and (ii) the failure to hold meetings of Preference Scheme Shareholders holding 6.413% Preference Shares, 5.92% Preference Shares and 6.657% Preference Shares;

4. approves the report by Paul W Hally, reporter to the process (number 10 of process);

5. sanctions, under section 899 of the Companies Act 2006, the scheme of arrangement, as set out in Appendix 1 of the Petition as amended ("the Preference Scheme");

6. authorises the Petitioner to deliver to the Registrar of Companies for Scotland ("the Registrar") for registration a certified copy of this order sanctioning the Preference

Scheme, together with a copy of the Preference Scheme certified by the secretary of, or solicitors to, the Petitioner; and

7. directs notice of the registration by the Registrar of this order to be given once in "The Edinburgh Gazette" and the "Financial Times" newspaper (UK and International editions), but only at the same time as notice is given of the registration of the further order in this process confirming the reductions of the Petitioner's capital as provided for in clause 2 of the Preference Scheme.

'Angus Glennie'

EDINBURGH
CERTIFY A TRUE COPY
ASSISTANT CLERK OF SESSION

COURT OF SESSION
13 JAN 2009

THE SCHEME OF ARRANGEMENT

(Under Part 26 of the Companies Act 2006)

between

HBOS PLC

and

PREFERENCE SCHEME SHAREHOLDERS

(as hereinafter defined)

CERTIFIED A TRUE COPY
Dickson Minto
DICKSON MINTO W.S.

PRELIMINARY

(A) In this Preference Scheme (as hereinafter defined), the following expressions have the following meanings:

"A Preference Shares"	means any class or classes of A preference shares in the capital of HBOS, created on the reclassification of any one or more Reclassified Class pursuant to the Preference Scheme Special Resolution and this Preference Scheme, and "**A Preference Share**" means any one of them;
"Aus$"	means the lawful currency of the Commonwealth of Australia;
"B Preference Shares"	means any class or classes of B preference shares in the capital of HBOS, created on the reclassification of any one or more Reclassified Class pursuant to the Preference Scheme Special Resolution and this Preference Scheme, and "**B Preference Share**" means any one of them;
"Business Day"	means a day (excluding Saturdays, Sundays and public holidays in the UK) on which banks are generally open for business in London and Edinburgh;
"CAN$"	means the lawful currency of Canada;
"Closing Price"	means, in respect of any class of B Preference Share, the closing middle-market quotations of the equivalent class of New Lloyds TSB Preference Share as derived from the Daily Official List;
"Companies Act"	means the Companies Act 2006 (as amended);
"Court"	means the Court of Session in Edinburgh, Scotland;
"CREST"	means a relevant system (as defined in the CREST Regulations) in respect of which Euroclear UK & Ireland is operator (as defined in the CREST Regulations);
"CREST Manual"	means the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, Registrars Service Standards, Settlement Discipline Rules CCSS Operations Manual, Daily Timetable, CREST Application Procedure and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms);
"CREST Regulations"	means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);
"Daily Official List"	means the daily official list of the London Stock Exchange;
"Effective Date"	means the date on which a certified copy of the Preference Reduction Court Order (with the associated minute of reduction of capital attached thereto) has been delivered to the Registrar of Companies for registration and is registered by him (a certified copy of the Preference Scheme Court Order having already been so delivered for registration or being so delivered at the same time);

"Euroclear UK & Ireland" means Euroclear UK & Ireland Limited (previously CRESTCo Limited);

"Explanatory Statement" means the explanatory statement required to be furnished pursuant to section 897 of the Companies Act and which was circulated with this Preference Scheme;

"HBOS" or **"the Company"** means HBOS plc;

"HBOS 9¼% Preference Shares" means the 9¼% non-cumulative irredeemable preference shares of £1 each in the capital of HBOS;

"HBOS 9¾% Preference Shares" means the 9¾% non-cumulative irredeemable preference shares of £1 each in the capital of HBOS;

"HBOS 6.0884% Preference Shares" means the 6.0884% non-cumulative preference shares of £1 each in the capital of HBOS;

"HBOS 6.475% Preference Shares" means the 6.475% non-cumulative preference shares of £1 each in the capital of HBOS;

"HBOS 6.3673% Preference Shares" means the 6.3673% fixed-to-floating rate non-cumulative preference shares of £1 each in the capital of HBOS;

"HBOS 6.413% Preference Shares" means the 6.413% non-cumulative callable fixed-to-floating rate Series 'A' preference shares of US$1 each in the capital of HBOS;

"HBOS 5.92% Preference Shares" means the 5.92% non-cumulative callable fixed-to-floating rate series 'B' preference shares of US$1 each in the capital of HBOS;

"HBOS 6.657% Preference Shares" means the 6.657% non-cumulative callable preference shares of US$1 each in the capital of HBOS;

"HBOS 12% Preference Shares" means the 12% fixed-to-floating callable non-cumulative preference shares of £1 each in the capital of HBOS;

"HBOS Articles" means the articles of association of HBOS in force from time to time;

"HBOS General Meeting" means the general meeting of HBOS convened (amongst other matters) in connection with this Preference Scheme, to be held on 12 December 2008 at 10.10 am and any adjournment thereof;

"HBOS Ordinary Shares" means the ordinary shares of £0.25 each in the capital of HBOS and **"HBOS Ordinary Share"** means any one of them;

"HBOS Preference Shares" means the HBOS 9¼% Preference Shares, the HBOS 9¾% Preference Shares, the HBOS 6.0884% Preference Shares, the HBOS 6.475% Preference Shares, the HBOS 6.3673% Preference Shares, the HBOS 6.413% Preference Shares, the HBOS 5.92% Preference Shares, the HBOS 6.657% Preference Shares and the HBOS 12% Preference Shares,

(i) in issue at the date of this Preference Scheme;

(ii) issued after the date of this Preference Scheme and prior to the Preference Voting Record Time; and

(iii) issued at or after the Preference Voting Record Time but before the Preference Scheme Record Time either on terms that the original or any subsequent holder thereof shall be bound by this Preference Scheme or, in the case of any such shares issued prior to the adoption of the amendment to the HBOS Articles to be adopted at the HBOS General Meeting, in respect of which the original or any subsequent holder thereof is, or shall have agreed in writing to be, bound by this Preference Scheme, and **"HBOS Preference Share"** means any one of them and, for the avoidance of

doubt, including the HBOS 12% Preference Shares and, where the context requires, any A Preference Shares and B Preference Shares;

"Lloyds TSB" means Lloyds TSB Group plc;

"Lloyds TSB Group" means Lloyds TSB and its subsidiary undertakings from time to time;

"New HBOS Preference Shares" means the New HBOS $9\frac{1}{4}\%$ Preference Shares, the New HBOS $9\frac{3}{4}\%$ Preference Shares, the New HBOS 6.0884% Preference Shares, the New HBOS 6.475% Preference Shares, the New HBOS 6.3673% Preference Shares, the New HBOS 6.413% Preference Shares, the New HBOS 5.92% Preference Shares, the New HBOS 6.657% Preference Shares, and the New HBOS 12% Preference Shares and "**New HBOS Preference Share**" means any one of them, to be issued in accordance with Clause 2(b) of the Preference Scheme;

"New HBOS $9\frac{1}{4}\%$ Preference Shares" means the new $9\frac{1}{4}\%$ non-cumulative irredeemable preference shares of £1 each to be issued in the capital of HBOS;

"New HBOS $9\frac{3}{4}\%$ Preference Shares" means the new $9\frac{3}{4}\%$ non-cumulative irredeemable preference shares of £1 each to be issued in the capital of HBOS;

"New HBOS 6.0884% Preference Shares" means the new 6.0884% non-cumulative preference shares of £1 each to be issued in the capital of HBOS;

"New HBOS 6.475% Preference Shares" means the new 6.475% non-cumulative preference shares of £1 each to be issued in the capital of HBOS;

"New HBOS 6.3673% Preference Shares" means the new 6.3673% fixed-to-floating rate non-cumulative preference shares of £1 each to be issued in the capital of HBOS;

"New HBOS 6.413% Preference Shares" means the new 6.413% non-cumulative callable fixed-to-floating rate Series 'A' preference shares of US$1 each to be issued in the capital of HBOS;

"New HBOS 5.92% Preference Shares" means the new 5.92% non-cumulative callable fixed-to-floating rate series 'B' preference shares of US$1 each to be issued in the capital of HBOS;

"New HBOS 6.657% Preference Shares" means the new 6.657% non-cumulative callable preference shares of US$1 each to be issued in the capital of HBOS;

"New HBOS 12% Preference Shares" means the new 12% fixed-to-floating callable non-cumulative preference shares of £1 each to be issued in the capital of HBOS;

"New Lloyds TSB Preference Shares" means the new Lloyds TSB preference shares to be issued and credited as fully paid pursuant to the terms of this Preference Scheme; being the New Lloyds TSB $9\frac{1}{4}\%$ Preference Shares, the New Lloyds TSB $9\frac{3}{4}\%$ Preference Shares, the New Lloyds TSB 6.0884% Preference Shares, the New Lloyds TSB 6.475% Preference Shares, the New Lloyds TSB 6.3673% Preference Shares, the New Lloyds TSB 6.413% Preference Shares, the New Lloyds TSB 5.92% Preference Shares, the New Lloyds TSB 6.657% Preference Shares and the New Lloyds TSB 12% Preference Shares;

"New Lloyds TSB $9\frac{1}{4}\%$ Preference Shares" means the $9\frac{1}{4}\%$ non-cumulative irredeemable preference shares of £0.25 each in the capital of Lloyds TSB proposed to be issued in accordance with Clause 3(a) of this Preference Scheme;

"New Lloyds TSB 9¾% Preference Shares" means the 9¾% non-cumulative irredeemable preference shares of £0.25 each in the capital of Lloyds TSB proposed to be issued in accordance with Clause 3(a) of this Preference Scheme;

"New Lloyds TSB 6.0884% Preference Shares" means the 6.0884% non-cumulative preference shares of £0.25 each in the capital of Lloyds TSB proposed to be issued in accordance with Clause 3(a) of this Preference Scheme;

"New Lloyds TSB 6.475% Preference Shares" means the 6.475% non-cumulative preference shares of £0.25 each in the capital of Lloyds TSB proposed to be issued in accordance with Clause 3(a) of this Preference Scheme;

"New Lloyds TSB 6.3673% Preference Shares" means the 6.3673% fixed-to-floating rate non-cumulative preference shares of £0.25 each in the capital of Lloyds TSB proposed to be issued in accordance with Clause 3(a) of this Preference Scheme;

"New Lloyds TSB 6.413% Preference Shares" means the 6.413% non-cumulative callable fixed-to-floating rate Series 'A' preference shares of US$0.25 each in the capital of Lloyds TSB proposed to be issued in accordance with Clause 3(a) of this Preference Scheme;

"New Lloyds TSB 5.92% Preference Shares" means the 5.92% non-cumulative callable fixed-to-floating rate series 'B' preference shares of US$0.25 each in the capital of Lloyds TSB proposed to be issued in accordance with Clause 3(a) of this Preference Scheme;

"New Lloyds TSB 6.657% Preference Shares" means the 6.657% non-cumulative callable preference shares of US$0.25 each in the capital of Lloyds TSB proposed to be issued in accordance with Clause 3(a) of this Preference Scheme;

"New Lloyds TSB 12% Preference Shares" means the 12% fixed-to-floating callable non-cumulative preference shares of £0.25 each in the capital of Lloyds TSB proposed to be issued in accordance with Clause 3(a) of this Preference Scheme;

"Ordinary Scheme" means the proposed scheme of arrangement under sections 895 to 899 of the Companies Act (with or subject to any modifications thereof or addition thereto or condition agreed by HBOS and Lloyds TSB and which the Court may think fit to approve or impose) to implement the acquisition by Lloyds TSB of the HBOS Ordinary Shares;

"Preference Court Meetings" means the meetings of each class of the HBOS Preference Shareholder as convened by order of the Court under section 896 of the Companies Act to consider and, if thought fit to approve the Preference Scheme (in respect of that class of HBOS Preference Share) in its original form or with or subject to any modification, addition or condition approved or imposed by the Court, such meetings to be held between 12 noon and 12.35 p.m. on 12 December 2008 at The NEC, Birmingham B40 1NT, and any adjournment thereof and "**Preference Court Meeting**" means any one of them;

"Preference Court Orders" means the Preference Scheme Court Order and the Preference Reduction Court Order;

"Preference Reduction Court Order" means the order of the Court confirming under section 137 of the Companies Act 1985, as amended, the reductions of capital provided for in Clause 2(a) of this Preference Scheme;

"Preference Reduction Special Resolutions" means the resolutions to approve the reduction of capital of the various classes of HBOS Preference Shares numbered 5 to 13 to be proposed at the HBOS General Meeting;

"Preference Scheme"	means this scheme of arrangement under sections 895 to 899 of the Companies Act between HBOS and the Preference Scheme Shareholders, with or subject to any modification thereof or in addition thereto or condition agreed by HBOS and Lloyds TSB and which the Court may think fit to approve or impose;
"Preference Scheme Court Order"	means the order of the Court sanctioning this Preference Scheme under sections 895 to 899 of the Companies Act;
"Preference Scheme Record Time"	means 6.00 p.m. (London time) on the Business Day immediately prior to the hearing at which the Court's confirmation of the reduction of capital provided for by this Preference Scheme will be sought;
"Preference Scheme Shareholder"	means a holder of Preference Scheme Shares at the Preference Scheme Record Time;
"Preference Scheme Shares"	means all of the HBOS Preference Shares in each class of HBOS Preference Shares in respect of which: (i) this Preference Scheme has been approved at the relevant Preference Court Meeting or approved in writing by all of the holders of the relevant class of HBOS Preference Shares; and (ii) the Preference Reduction Special Resolution in relation to that class has been duly passed by the requisite majority, and shall include any A Preference Shares or B Preference Shares created on any reclassification made pursuant to Clause 1 of this Preference Scheme;
"Preference Scheme Special Resolution"	means the special resolution to approve matters to give effect to and implement the Preference Scheme numbered 4 to be proposed at the HBOS General Meeting;
"Preference Voting Record Time"	means the time fixed by the Court for determining the entitlement to vote at the Preference Court Meetings as set out in the notice thereof, which will be 6.00 p.m. on the day which is two days prior to the date of the Preference Court Meetings or, in the case of an adjournment of the Preference Court Meetings, 6.00 p.m. on the day two days before the date of the adjourned Preference Court Meetings;
"Reclassified Class"	means any class of Preference Scheme Shares in respect of which any one or more such shares is held by a Restricted Entity;
"Register of Members"	means the register of members of HBOS maintained by the Registrar on behalf of HBOS;
"Registrar"	means Computershare Investor Services PLC;
"Registrar of Companies"	means the Registrar of Companies in Scotland;
"Reorganisaton Record Time"	means the time at which a certified copy of the Preference Scheme Court Order is delivered to the Registrar of Companies;
"Restricted Entities"	means: (i) any body or bodies corporate which would be prohibited under section 23 of the Companies Act 1985 from being a shareholder of Lloyds TSB upon this Preference Scheme becoming effective provided that any such body or bodies corporate will only be a Restricted Entity to the extent of such prohibition; or (ii) any body corporate which, being a member of the Lloyds TSB Group, holds HBOS Preference Shares beneficially or any other person who holds HBOS Preference Shares on behalf of such member of the Lloyds TSB Group, provided that any such member or person will only be a Restricted Entity in respect of such holding;

"Share Warrants" means global share warrants to bearer issued by HBOS in respect of the HBOS 6.413% Preference Shares, the HBOS 5.92% Preference Shares and the HBOS 6.657% Preference Shares and **"Share Warrant"** means any one of them;

"United Kingdom" or **"UK"** means the United Kingdom of Great Britain and Northern Ireland and its dependent territories;

"United States" means the United States of America, its territories and possessions, any state or political sub-division of the United States of America and the District of Columbia;

"Yen" means the lawful currency of Japan;

"$"**, **"US$", **"US dollar"** and **"dollar"** means the lawful currency of the United States;

"£", **"Sterling"**, **"pence"** and **"p"** means the lawful currency of the UK; and

"€", **"EUR"**, **"euro"** and **"euro cents"** means the lawful currency of the member states of the European Union that adopt a single currency in accordance with the Treaty establishing the European Community as amended by the Treaty on the European Union.

All times referred to in this Preference Scheme are references to London time unless otherwise specified. References to Clauses are to clauses of this Preference Scheme. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

(B) The Company was incorporated on 3 May 2001 under the Companies Act 1985 as a public company limited by shares. The authorised share capital of the Company as at the date of the Preference Scheme is £5,410,000,000, €3,000,000,000, US$5,000,000,000, AUS$1,000,000,000, CAN$1,000,000,000 and YEN100,000,000,000 divided into 7,640,000,000 HBOS Ordinary Shares, 375,000,000 HBOS 9¼% Preference Shares, 125,000,000 HBOS 9¾% Preference Shares; 2,593,834,398 preference shares of £1 each, 200,000,000 6⅛% non-cumulative redeemable preference shares of £1 each, 250,000 8.117% non-cumulative perpetual preference shares class "A" of £10 each, 150,000 7.754% non-cumulative perpetual preference shares class "B" of £10 each, 750,000 HBOS 6.0884% Preference Shares, 198,065,600 HBOS 6.475% Preference Shares, 350,002 HBOS 6.3673% Preference Shares, 3,000,000,000 preference shares of €1 each, 4,997,750,000 preference shares of US$1 each, 750,000 HBOS 6.413% Preference Shares, 750,000 HBOS 5.92% Preference Shares, 750,000 HBOS 6.657% Preference Shares, 1,000,000,000 preference shares of Aus$1 each, 1,000,000,000 preference shares of CAN$1 each, 400,000,000 preference shares of 250YEN each and 3,000,000 HBOS 12% Preference Shares, of which as at 12 November 2008 (the latest practicable date prior to the date of this Preference Scheme):

(i) 5,406,574,275 HBOS Ordinary Shares;

(ii) 300,000,000 HBOS 9¼% Preference Shares;

(iii) 100,000,000 HBOS 9¾% Preference Shares;

(iv) 750,000 HBOS 6.0884% Preference Shares;

(v) 198,065,600 HBOS 6.475% Preference Shares;

(vi) 350,000 HBOS 6.3673% Preference Shares;

(vii) 750,000 HBOS 6.413% Preference Shares;

(viii) 750,000 HBOS 5.92% Preference Shares;

(ix) 750,000 HBOS 6.657% Preference Shares; and

(x) one HBOS 12% Preference Share;

are in issue and fully paid up or credited as fully paid and the remainder are unissued,

(C) Lloyds TSB is a public company limited by shares whose registered address is Henry Duncan House, 120 George Street, Edinburgh, EH2 4LH.

(D) The purpose of this Preference Scheme is to provide for the cancellation of the Preference Scheme Shares in consideration of the allotment by Lloyds TSB of New Lloyds TSB Preference Shares to each Preference Scheme Shareholder.

(E) This Preference Scheme is conditional on the Ordinary Scheme becoming effective.

(F) At the date of this Preference Scheme, certain Restricted Entities have interests in HBOS Preference Shares.

(G) Lloyds TSB has agreed, and Lloyds TSB has agreed to procure that any member of the Lloyds TSB Group which is a Restricted Entity shall agree, to appear by counsel on the hearing of the petition to sanction this Preference Scheme and to submit to be bound by and to undertake to the Court to be bound by this Preference Scheme and to execute and do or procure to be executed and done all such documents, acts or things as may be necessary or desirable to be executed or done by it, or on its behalf, for the purpose of giving effect to this Preference Scheme.

(H) The Solicitor for the Affairs of Her Majesty's Treasury, as nominee for Her Majesty's Treasury, has agreed to undertake to the Court to be bound by this Preference Scheme.

(I) The Company has agreed to procure that any Restricted Entity which is a subsidiary undertaking of the Company shall agree to appear by counsel on the hearing of the petition to sanction this Preference Scheme and to submit to be bound by and to undertake to the Court to be bound by this Preference Scheme.

THE SCHEME

Part I

1. Reclassification of Preference Scheme Shares

(a) At the Reorganisation Record Time if an interest in any Preference Scheme Share of any one or more Reclassified Class is held by a Restricted Entity, each of the Preference Scheme Shares of each Reclassified Class shall be reclassified as an A Preference Share or a B Preference Share, of that Reclassified Class, as the case may be, on the following basis:

(i) each Preference Scheme Share of any Reclassified Class in respect of which an interest is held by a Restricted Entity shall be reclassified as a B Preference Share of the relevant Reclassified Class; and

(ii) each other Preference Scheme Share of the relevant Reclassified Class shall be reclassified as an A Preference Share of that Reclassified Class.

(b) The A Preference Shares (if any) and the B Preference Shares (if any) created by the reclassification referred to in Clause 1(a) shall have the rights and be subject to the restrictions set out in the new Article 3.3 set out below which shall at the Reorganisation Record Time be inserted in the HBOS Articles and, with effect from such reclassification, the HBOS Articles shall be amended accordingly:

"3.3 A Preference Shares and B Preference Shares

Words and expressions defined in the circular to the preference shareholders of the Company dated 14 November 2008 shall have the same meaning in this Article 3.3, save where the context requires otherwise. The A Preference Shares of any Reclassified Class and the B Preference Shares of such Reclassified Class shall rank *pari passu* as if they were the same class of share in all respects and the rights attaching to such shares shall be identical and shall be the same as the rights attaching to such shares before they were reclassified as A Preference Shares or B Preference Shares, save to the extent set out in paragraphs (a) and (b) below:

(a) the rights of the holders of A Preference Shares of any Reclassified Class in respect of consideration for the cancellation of such shares under the Preference Scheme shall be satisfied by the issue to such holders of the number and class of New Lloyds TSB Preference Shares to which they shall be entitled in accordance with the Preference Scheme; and

(b) the rights of the holders of B Preference Shares of any Reclassified Class in respect of the consideration for the cancellation of such shares under the Preference Scheme shall be satisfied by the payment to such holders of such amount of cash as such holders shall be entitled to receive in accordance with the Preference Scheme.",

provided that if the reduction of share capital referred to in Clause 2(a) does not become effective within ten Business Days of the Reorganisation Record Time or such earlier date as HBOS and Lloyds TSB may agree and HBOS may announce through a Regulatory Information Service (as defined in the Listing Rules of the UK Listing Authority), the reclassifications referred to in Clause 1(a) shall be reversed and the A Preference Shares and B Preference Shares shall revert to HBOS Preference Shares of the relevant class, and Article 3.3 of the HBOS Articles adopted and included pursuant to Clause 1(b) shall be amended accordingly.

Part II

2. Cancellation of the Preference Scheme Shares and Issue of the New HBOS Preference Shares

(a) Contingently upon the reclassification referred to in Clause 1 taking effect and the requisite entries having been made in the Register of Members, the share capital of the Company shall be reduced by cancelling and extinguishing the Preference Scheme Shares.

(b) Forthwith and contingently upon the reduction of capital referred to in Clause 2(a) above taking effect:

(i) the authorised share capital of the Company shall be increased to its former amount by the creation of such number of New HBOS Preference Shares of each class as is equal to the number of Preference Scheme Shares of the equivalent class cancelled pursuant to Clause 2(a) above; and

(ii) the reserve arising in the books of account of the Company as a result of the reduction of capital referred to in Clause 2(a) above shall be capitalised and applied by the Company in paying up in full at par the New HBOS Preference Shares created pursuant to Clause 2(b)(i) above which shall be issued to Lloyds TSB (or its nominee), credited as fully paid up and treated as having the same share premium as that of the corresponding Preference Scheme Shares, free from all liens, charges, encumbrances, rights of pre-emption and other third party rights and interests of any nature whatsoever.

3. Consideration for the cancellation of the Preference Scheme Shares and the issue of New HBOS Preference Shares

(a) Consideration

Subject to and in consideration for the cancellation of the Preference Scheme Shares (other than any B Preference Shares) referred to in Clause 2(a) above taking effect. Lloyds TSB shall allot and issue (credited as fully paid) to the Preference Scheme Shareholders (other than the holders of B Preference Shares) as appearing on the Register of Members at the Preference Scheme Record Time or whose Preference Scheme Shares are represented by a warrant to bearer which has been deposited at 33 Old Broad Street, London EC2N 1HZ on or before the Preference Scheme Record Time, New Lloyds TSB Preference Shares on the following basis:

For every HBOS 9¼% Preference Share (or any A Preference Share derived from that class)	**One New Lloyds TSB 9¼% Preference Share**
For every HBOS 9¾% Preference Share (or any A Preference Share derived from that class)	**One New Lloyds TSB 9¾% Preference Share**
For every HBOS 6.0884% Preference Share (or any A Preference Share derived from that class)	**One New Lloyds TSB 6.0884% Preference Share**
For every HBOS 6.475% Preference Share (or any A Preference Share derived from that class)	**One New Lloyds TSB 6.475% Preference Share**
For every HBOS 6.3673% Preference Share (or any A Preference Share derived from that class)	**One New Lloyds TSB 6.3673% Preference Share**
For every HBOS 6.413% Preference Share (or any A Preference Share derived from that class)	**One New Lloyds TSB 6.413% Preference Share**
For every HBOS 5.92% Preference Share (or any A Preference Share derived from that class)	**One New Lloyds TSB 5.92% Preference Share**
For every HBOS 6.657% Preference Share (or any A Preference Share derived from that class)	**One New Lloyds TSB 6.657% Preference Share**
For every HBOS 12% Preference Share (or any A Preference Share derived from that class)	**One New Lloyds TSB 12% Preference Share**

(b) Consideration for the cancellation of any B Preference Shares

Subject to and in consideration for the cancellation and extinguishing of the B Preference Shares, Lloyds TSB shall pay to the holders of B Preference Shares an amount in cash equal to the market value of the New Lloyds TSB Preference Shares which they would have received had their Preference Scheme Shares been reclassified as A Preference Shares, where the market value of one New Lloyds TSB Preference Share is equal to the average of the Closing Price for a New Lloyds TSB Preference Share of that class in the first three days of trading in such shares commencing on the Business Day following the Effective Date, provided that if Lloyds TSB, having received the advice of its financial advisers, considers that in respect of any one or more classes of B Preference Share, such amount does not fairly reflect the market value of one New Lloyds TSB Preference Share of the corresponding class,

the market value of any such New Lloyds TSB Preference Share shall be determined by an independent third party valuer (of international repute and standing) to be appointed by Lloyds TSB.

(c) ***Dividends***

Any dividends which are accrued on a class of Preference Scheme Shares as at the date this Preference Scheme becomes effective with respect to such class will be paid, subject to the terms of the corresponding class of New Lloyds TSB Preference Shares, on the first scheduled dividend payment date thereafter in respect of such New Lloyds TSB Preference Shares.

(d) ***Cash consideration***

(i) Subject to and in consideration for the cancellation of the HBOS 9¼% Preference Shares and/or the HBOS 9¾% Preference Shares (or any A Preference Shares or B Preference Shares derived from those classes of shares) taking effect, Lloyds TSB shall, in addition to the allotment and issue set out in Clause 3(a) above or the payment of cash pursuant to Clause 3(b) above, pay to the holders of such shares as appearing on the Register of Members at the Preference Scheme Record Time:

For every HBOS 9¼% Preference Share (or any A Preference Share or B Preference Share derived from that class)	**0.375 pence**
For every HBOS 9¾% Preference Share (or any A Preference Share or B Preference Share derived from that class)	**0.375 pence**

(ii) Payments to be made pursuant to Clause 3(d)(i) above shall be made in accordance with Clauses 5(a) and 5(b)(v) below and cheques shall be delivered in accordance with Clause 5(c) below. No payments will be made in respect of individual entitlements of less than one pence.

4. Approval

If the Preference Scheme is not approved by any class of HBOS Preference Shareholders at the relevant Preference Court Meeting or in writing by all of the holders of a class of HBOS Preference Shares, the Preference Scheme shall be ineffective in respect of that class of HBOS Preference Shares which have not so approved the Preference Scheme. HBOS Preference Shares held by members of classes which do not so approve the Preference Scheme will remain unaffected by the Preference Scheme and no New Lloyds TSB Preference Shares will be issued to such members.

5. Settlement

(a) As soon as reasonably practicable after the Preference Scheme becomes effective, Lloyds TSB shall make all such allotments of and shall issue such New Lloyds TSB Preference Shares and pay such amounts of cash as are required to be paid to give effect to this Preference Scheme to the persons respectively entitled thereto, such consideration to be settled as set out in Clause 5(b) below.

(b) Settlement of the New Lloyds TSB Preference Shares shall be effected as follows, subject in each case to Clause 5(d) below:

(i) in the case of Preference Scheme Shares which at the Preference Scheme Record Time are in certificated form, the New Lloyds TSB Preference Shares to which the Preference Scheme Shareholder is entitled shall be issued in certificated form and a share certificate for those shares shall be issued as soon as reasonably practicable and in any event no later than the fourteenth day following the Effective Date;

(ii) in the case of Preference Scheme Shares which at the Preference Scheme Record Time are in uncertificated form, the New Lloyds TSB Preference Shares to which the relevant Preference Scheme Shareholder is entitled shall be issued in uncertificated form. Lloyds TSB shall procure that Euroclear UK & Ireland is instructed to credit the appropriate stock account in CREST of the relevant Preference Scheme Shareholder with such Preference Scheme Shareholder's entitlement to New Lloyds TSB Preference Shares as soon as reasonably practicable, and in any event no later than the fourteenth

day following the Effective Date. Lloyds TSB reserves the right to issue New Lloyds TSB Preference Shares to all or any Preference Scheme Shareholder who holds Preference Scheme Shares in uncertificated form at the Preference Scheme Record Time in the manner referred to in Clause 5(b)(i) above, if for any reason it wishes to do so;

(iii) in the case of New Lloyds TSB Preference Shares to be sold in accordance with Clause 5(d)(i) or 5(d)(ii), which are in certificated form at the Preference Scheme Record Time, Lloyds TSB shall, on behalf of the nominee appointed pursuant to Clause 5(d)(i) below, or the person appointed by Lloyds TSB in accordance with Clause 5(d)(ii) below, deliver or procure delivery to the relevant Preference Scheme Shareholder, or as they may direct, in accordance with the provisions of Clause 5(c) below, of cheques for the sums payable to them. In the case of New Lloyds TSB Preference Shares to be sold in accordance with Clauses 5(d)(i) or 5(d)(ii) which relate to entitlements of Preference Scheme Shareholders who hold their Preference Scheme Shares in uncertificated form at the Preference Scheme Record Time, Lloyds TSB shall, on behalf of the nominee appointed pursuant to Clause 5(d)(i) below, or the person appointed by Lloyds TSB in accordance with Clause 5(d)(ii) below, make any cash payment pursuant to Clause 5(d)(i) or 5(d)(ii) by arranging for the creation of an assured payment obligation in favour of the payment bank of such Preference Scheme Shareholder in accordance with CREST assured payment arrangements (as set out in the CREST Manual) provided that Lloyds TSB may (if, for any reason, it wishes to do so) determine that all or part of such consideration shall be paid by cheque in accordance with the provisions of Clause 5(c) below;

(iv) in the case of Preference Scheme Shares which at the Preference Scheme Record Time are represented by a warrant to bearer which has been deposited at 33 Old Broad Street, London EC2N 1HZ on or before the Preference Scheme Record Time, the New Lloyds TSB Preference Shares to which the Preference Scheme Shareholder is entitled shall be represented by a warrant to bearer and such warrant to bearer shall be delivered to that Preference Scheme Shareholder as soon as reasonably practicable and in any event no later than the fourteenth day following the Effective Date; and

(v) in the case of payments to be made in accordance with Clause 3(d) to holders of Preference Scheme Shares in certificated form at the Preference Scheme Record Time, Lloyds TSB, or a person appointed by Lloyds TSB, shall deliver or procure delivery to the relevant Preference Scheme Shareholder, or as they may direct, in accordance with the provisions of Clause 5(c) below, of cheques for the sums payable to them. In the case of payments to be made in accordance with Clause 3(d) to holders of Preference Scheme Shares in uncertificated form at the Preference Scheme Record Time, Lloyds TSB, or a person appointed by Lloyds TSB, shall arrange or procure the arrangement of the creation of an assured payment obligation in favour of the payment bank of such Preference Scheme Shareholder in accordance with CREST assured payment arrangements (as set out in the CREST Manual) provided that Lloyds TSB may (if, for any reason, it wishes to do so) determine that all or part of such consideration shall be paid by cheque in accordance with the provisions of Clause 5(c) below.

(c) All deliveries of New Lloyds TSB Preference Share certificates, notices, warrants to bearer, statements and/or cheques required to be made pursuant to this Preference Scheme shall be made by sending the same by first class post in pre-paid envelopes addressed to the persons entitled thereto at their respective addresses as appearing in the Register of Members at the Preference Scheme Record Time or, in the case of joint holders, at the address of that one of the joint holders whose name stands first in the said register in respect of such joint holding at such time, or in the case of a holder of a Share Warrant in accordance with any special instructions regarding communications, and none of the Company, its Registrar, Lloyds TSB, the nominees referred to in Clause 5(d)(i) below or the person appointed by Lloyds TSB in accordance with Clause 5(d)(ii) below shall be responsible for any loss or delay in the transmission or delivery of any New Lloyds TSB Preference Share certificates, notices, warrants to bearer, statements or cheques sent in accordance with this sub-clause which shall be sent at the risk of the persons entitled thereto. All cheques shall be in Sterling drawn on a UK clearing bank and shall be made payable to the Preference Scheme Shareholder or, in the case of joint holders, to that one of the joint holders whose name stands first in the

Register of Members in respect of such joint holding at the Preference Scheme Record Time or to such other persons (if any) as such persons may direct in writing and the encashment of any such cheque shall be a complete discharge for the moneys represented thereby.

(d) The provisions of Clause 3 and this Clause 5 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any Preference Scheme Shareholder with a registered address outside the United Kingdom or the United States or whom Lloyds TSB reasonably believes to be a citizen, resident or national of a jurisdiction outside the United Kingdom or the United States, Lloyds TSB is advised that the delivery of New Lloyds TSB Preference Shares pursuant to Clause 3 or this Clause 5 would or may infringe the laws of any such jurisdiction or would or may require Lloyds TSB to comply with any governmental or other consent or any registration, filing or other formality with which Lloyds TSB is unable to comply or compliance with which Lloyds TSB regards as unduly onerous, or, in either case, Lloyds TSB considers that to determine the same is not possible or is a matter which Lloyds TSB regards as unduly onerous or disproportionate given the number of Preference Scheme Shareholders with a registered address in that jurisdiction, Lloyds TSB may in its sole discretion, either:

(i) determine that such New Lloyds TSB Preference Shares shall not be issued or credited to such Preference Scheme Shareholder under Clause 3 or this Clause 5 but shall instead be issued or credited to a nominee for such Preference Scheme Shareholder appointed by Lloyds TSB on terms that the nominee shall, as soon as is practicable following the Effective Date, sell the New Lloyds TSB Preference Shares so delivered or credited, as the case may be, and shall account for the net proceeds of such sale to such Preference Scheme Shareholder; or

(ii) determine that such New Lloyds TSB Preference Shares shall be issued or credited to such Preference Scheme Shareholder and sold on his or her behalf, in which event the New Lloyds TSB Preference Shares shall be delivered or credited to such Preference Scheme Shareholder and Lloyds TSB shall appoint a person to act pursuant to this Clause 5(d)(ii) and such person shall be treated as having been irrevocably authorised by such Preference Scheme Shareholder to procure that any New Lloyds TSB Preference Shares in respect of which Lloyds TSB has made such determination shall, as soon as is practicable following the Effective Date, be sold.

(e) Any sale of New Lloyds TSB Preference Shares under Clause 5(d)(i) or 5(d)(ii) shall be carried out at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions incurred in connection with such sale and including any amount in respect of value added tax thereon) shall, within seven days after such sale, be paid to the Preference Scheme Shareholder entitled thereto in accordance with Clause 5(b)(iii) above. To give effect to any sale under Clause 5(d)(i) or 5(d)(ii) above, the nominee referred to in Clause 5(d)(i) and/or the person appointed by Lloyds TSB in accordance with Clause 5(d)(ii) above (as the case may be) shall be irrevocably authorised as attorney on behalf of the Preference Scheme Shareholder concerned to execute and deliver as transferor an instrument or instruction of transfer and to give such instructions and to do all other things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of the Company, Lloyds TSB, the nominee or the person so appointed shall have any liability for any loss or damage arising as a result of the timing or (other than as set out in this Clause) terms of such sale.

6. Certificates relating to Preference Scheme Shares

With effect from, and including, the Effective Date, all certificates representing Preference Scheme Shares shall cease to be valid for any purpose. In addition, with effect from, and including, the Effective Date, in respect of those Preference Scheme Shareholders holding their Preference Scheme Shares in uncertificated form, Euroclear UK & Ireland shall be instructed to cancel the entitlements to such Preference Scheme Shares.

7. Operation of this Preference Scheme

(a) Part I of this Preference Scheme shall become effective in accordance with its terms as soon as a certified copy of the Preference Scheme Court Order has been delivered to the Registrar of Companies. Part II of this Preference Scheme shall become effective as soon as a

certified copy of the Preference Reduction Court Order, with the associated composite minute of the reduction of capital attached thereto, has been delivered to the Registrar of Companies for registration by him, and is registered by him.

(b) Unless this Preference Scheme becomes effective on or before 28 February 2009, or such later date (if any) as the Company and Lloyds TSB may agree and (if required) the Court may allow, this Preference Scheme shall never become effective and shall lapse.

8. Mandates

Each mandate in force at the Preference Scheme Record Time relating to the payment of dividends on Preference Scheme Shares which are in certificated form and each instruction then in force in respect of the Preference Scheme Shares which are in certificated form as to notices and other communications shall, unless and until varied or revoked, be deemed as from the Effective Date to be a valid and effective mandate or instruction to Lloyds TSB in relation to the corresponding New Lloyds TSB Preference Shares to be allotted and issued pursuant to this Preference Scheme.

9. Modification

The Company and Lloyds TSB may jointly consent on behalf of all persons concerned to any modification of or addition to (including, without limitation, any modification or addition which represents an improvement in the value and/or terms of the Preference Scheme to HBOS Preference Shareholders) this Preference Scheme or to any condition which the Court may think fit to approve or impose.

10. Governing Law

This Preference Scheme is governed by Scots law and is subject to the jurisdiction of the Court.

14 November 2008 (as modified with the approval of the Court on 12 January 2009).

G

COMPANIES FORM No. 123

Notice of increase in nominal capital

RECEIVED
2009 MAR 30 A 11:35

123

CHWP000

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
SC218813

Name of company

* insert full name of company

* HBOS plc

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 12 December 2008 the nominal capital of the company has been increased by £ £1,878,000,000 beyond the registered capital of £ see below.

† the copy must be printed or in some *other form approved* by the registrar

A copy of the resolution authorising the increase is attached. †

The conditions (eg. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows :

Registered capital prior to above increase:

£5,410,000,000, €3,000,000,000, US$5,000,000,000, AUS$1,000,000,000, CAN$1,000,000,000 and YEN100,000,000,000

Please tick here if continued overleaf ☐

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Date 23/12/08

Presenter's name address and reference (if any) :

For official Use (02/06)
General Section

Post room

TUESDAY
SPUGC63C
SCT 30/12/2008 484
COMPANIES HOUSE

COURT OF SESSION
16 JAN 2009

P1853/08 Pet: HBOS for sanction of a scheme and reduction of capital

PREFERENCE PETITION

UNTO THE RIGHT HONOURABLE THE LORDS OF COUNCIL AND SESSION

PETITION OF

HBOS plc, a public company incorporated under the Companies Acts with the registered number SC218813 and with its registered office at The Mound, Edinburgh, EH1 1YZ

for

Sanction of a Scheme of Arrangement and confirmation of Reductions of Capital

---

Dickson Minto W.S.

16 January 2009 **Lord Glennie**

Act: **Sellar, Q.C.**

Alt: **Edward** (for Lloyds TSB Group plc)

The Lord Ordinary, having further resumed consideration of the Petition as amended and proceedings and having heard counsel for the Petitioner and counsel for Lloyds TSB Group plc,

1. approves the supplemental report by Paul W Hally, the reporter to the process (number 15 of process);

2. confirms the reductions of the Petitioner's capital ("**the Reductions**"), as provided for by clause 2 of the scheme of arrangement, as set out in Appendix 1 to the Petition as amended;

3. approves the minute of reduction (number 17 of process) ("**the Minute**");

4. authorises the Petitioner to deliver to the Registrar of Companies for Scotland ("**the Registrar**") for registration a certified copy of the order confirming the Reduction ("**the Reduction Order**"), together with a copy of the Minute; and

FRIDAY
SP9D06KT
SCT 16/01/2009 4
COMPANIES HOUSE

5. directs notice of the registration by the Registrar of the Reductions Order and the Minute to be given once in each of "The Edinburgh Gazette" and the "Financial Times" newspaper (UK and international editions).

(sgd) 'A. L. Glennie'

Certified a true copy

ALLAN FINLAYSON

Depute Clerk of Session

CERTIFIED A TRUE COPY
Dickson Minto
DICKSON MINTO W.S.

PREFERENCE PETITION

MINUTE OF REDUCTION

1. The capital of HBOS plc (the "**Company**") was, (i) in implementation of a scheme of arrangement under sections 895 to 899 of the Companies Act 2006, which was sanctioned by an order of the Court of Session (the "**Court**") dated 12 January 2009; and (ii) by virtue of ten special resolutions, which were all passed on 12 December 2008 at a general meeting of the Company and confirmed by a further order of the Court dated 16 January 2009, reduced from £7,288,000,000, €3,000,000,000, US$5,000,000,000, AUS$1,000,000,000, CAN$1,000,000,000 and YEN 100,000,000,000 divided into:

(i) 15,139,999,999 ordinary shares of 25 pence each ("**Ordinary Shares**");

(ii) 1 deferred share of 25 pence ("**Deferred Share**");

(iii) 75,000,000 9¼% non-cumulative irredeemable preference shares of £1 each ("**9¼% Preference Shares**");

(iv) 299,987,729 9¼% non-cumulative irredeemable A preference shares of £1 each ("**9¼% A Preference Shares**");

(v) 12,271 9¼% non-cumulative irredeemable B preference shares of £1 each ("**9¼% B Preference Shares**");

(vi) 25,000,000 9¾% non-cumulative irredeemable preference shares of £1 each ("**9¾% Preference Shares**");

(vii) 99,999,942 9¾% non-cumulative irredeemable A preference shares of £1 each ("**9¾% A Preference Shares**");

(viii) 58 9¾% non-cumulative irredeemable B preference shares of £1 each ("**9¾% B Preference Shares**");

(ix) 2,596,834,398 preference shares of £1 each ("**Preference Shares**");

(x) 200,000,000 6⅛% non-cumulative redeemable preference shares of £1 each ("**6⅛% Preference Shares**");

(xi) 250,000 8.117% non-cumulative perpetual preference shares class "A" of £10 each ("**8.117% Preference Shares**");

(xii) 150,000 7.754% non-cumulative perpetual preference shares class "B" of £10 each ("**7.754% Preference Shares**");

(xiii) 745,431 6.0884% non-cumulative A preference shares of £1 each ("**6.0884% A Preference Shares**");

(xiv) 4,569 6.0884% non-cumulative B preference shares of £1 each ("**6.0884% B Preference Shares**");

(xv) 186,190,532 6.475% non-cumulative A preference shares of £1 each ("**6.475% A Preference Shares**");

(xvi) 11,875,068 6.475% non-cumulative B preference shares of £1 each ("**6.475% B Preference Shares**");

(xvii) 334,951 6.3673% fixed-to-floating rate non-cumulative A preference shares of £1 each ("**6.3673% A Preference Shares**");

(xviii) 15,051 6.3673% fixed-to-floating rate non-cumulative B preference shares of £1 each ("**6.3673% B Preference Shares**");

(xix) 3,000,000,000 preference shares of €1 each ("**€ Preference Shares**");

(xx) 4,997,750,000 preference shares of US$1 each ("**US$ Preference Shares**");

(xxi) 750,000 6.413% non-cumulative callable fixed-to-floating rate Series 'A' preference shares of US$1 each ("**6.413% Preference Shares**");

(xxii) 750,000 5.92% non-cumulative callable fixed-to-floating rate Series 'B' preference shares of US$1 each ("**5.92% Preference Shares**");

(xxiii) 750,000 6.657% non-cumulative callable preference shares of US$1 each ("**6.657% Preference Shares**");

(xxiv) 1,000,000,000 preference shares of AUS$1 each ("**AUS$ Preference Shares**");

(xxv) 1,000,000,000 preference shares of CAN$1 each ("**CAN$ Preference Shares**");

(xxvi) 400,000,000 preference shares of 250 YEN each ("**YEN Preference Shares**"); and

(xxvii) 3,000,000 12% fixed-to-floating callable non-cumulative preference shares of £1 each ("**12% Preference Shares**"),

of which 12,889,046,837 Ordinary Shares, 1 Deferred Share, 299,987,729 9¼% A Preference Shares, 12,271 9¼% B Preference Shares, 99,999,942 9¾% A Preference Shares, 58 9¾% B Preference Shares, 745,431 6.0884% A Preference Shares, 4,569 6.0884% B Preference Shares, 186,190,532 6.475% A Preference Shares, 11,875,068 6.475% B Preference Shares, 334,951 6.3673% A Preference Shares, 15,051 6.3673% B Preference Shares, 750,000 6.413% Preference Shares, 750,000 5.92% Preference Shares, 750,000 6.657% Preference Shares and 3,000,000 12% Preference Shares were issued and fully paid up,

to £6,685,834,398 €3,000,000,000, US$4,997,750,000, AUS$1,000,000,000, CAN$1,000,000,000 and YEN 100,000,000,000 divided into:

(i) 15,139,999,999 Ordinary Shares;

(ii) 1 Deferred Share;

(iii) 75,000,000 9¼% Preference Shares;

(iv) 25,000,000 9¾% Preference Shares;

(v) 2,596,834,398 Preference Shares;

(vi) 200,000,000 6⅛% Preference Shares;

(vii) 250,000 8.117% Preference Shares;

(viii) 150,000 7.754% Preference Shares;

(ix) 3,000,000,000 € Preference Shares;

(x) 4,997,750,000 US$ Preference Shares;

(xi) 1,000,000,000 AUS$ Preference Shares;

(xii) 1,000,000,000 CAN$ Preference Shares; and

(xiii) 400,000,000 YEN Preference Shares,

of which 12,889,046,837 Ordinary Shares and 1 Deferred Share were issued and fully paid up.

2.1 The 9¼% A Preference Shares, 9¼% B Preference Shares, 9¾% A Preference Shares, 9¾% B Preference Shares, 6.0884% A Preference Shares, 6.0884% B Preference Shares, 6.475% A Preference Shares, 6.475% B Preference Shares, 6.3673% A Preference Shares and the 6.3673% B Preference Shares resulted from the conversion, by virtue of Part I of the scheme of arrangement, of:

(i) 300,000,000 9¼% Preference Shares;

(ii) 100,000,000 9¾% Preference Shares;

(iii) 750,000 6.0884% non-cumulative preference shares of £1 each ("**6.0884% Preference Shares**");

(iv) 198,065,600 6.475% non-cumulative preference shares of £1 each ("**6.475% Preference Shares**"); and

(v) 350,002 6.3673% fixed-to-floating rate non-cumulative preference shares of £1 each ("**6.3673% Preference Shares**").

2.2 Apart from the conversions referred to in paragraph 2.1 of this Minute, the Company's share capital immediately before the reductions resulted from another scheme of arrangement which was also sanctioned by the Court on 12 January 2009 and included a reduction of capital which was confirmed by the Court on 16 January 2009. That immediately prior reduction of capital is described in a separate minute.

3. The reductions were effected by the cancellation of:

(i) 299,987,729 of the 9¼% A Preference Shares;

(ii) 12,271 of the 9¼% B Preference Shares;

(iii) 99,999,942 of the 9¾% A Preference Shares;

(iv) 58 of the 9¾% B Preference Shares;

(v) 745,431 of the 6.0884% A Preference Shares;

(vi) 4,569 of the 6.0884% B Preference Shares;

(vii) 186,190,532 of the 6.475% A Preference Shares;

(viii) 11,875,068 of the 6.475% B Preference Shares;

(ix) 334,951 of the 6.3673% A Preference Shares;

(x) 15,051 of the 6.3673% B Preference Shares;

(xi) 750,000 of the 6.413% Preference Shares;

(xii) 750,000 of the 5.92% Preference Shares;

(xiii) 750,000 of the 6.657% Preference Shares; and

(xiv) 3,000,000 of the 12% Preference Shares,

in issue as at 6.00 p.m. on 15 January 2009.

4. Immediately on the reductions becoming effective, the capital of the Company was increased to its former amount of £7,288,000,000, €3,000,000,000, US$5,000,000,000, AUS$1,000,000,000, CAN$1,000,000,000 and YEN 100,000,000,000 by the creation of:

(i) 300,000,000 9¼% Preference Shares;

(ii) 100,000,000 9¾% Preference Shares;

(iii) 750,000 6.0884% Preference Shares;

(iv) 198,065,600 6.475% Preference Shares;

(v) 350,002 6.3673% Preference Shares;

(vi) 750,000 6.413% Preference Shares;

(vii) 750,000 5.92% Preference Shares;

(viii) 750,000 6.657% Preference Shares; and

(ix) 3,000,000 12% Preference Shares,

P1852/08 Pet: HBOS for sanction of a scheme and reduction of capital

COURT OF SESSION
16 JAN 2009

ORDINARY PETITION

UNTO THE RIGHT HONOURABLE THE LORDS OF COUNCIL AND SESSION

PETITION OF

HBOS plc, a public company incorporated under the Companies Acts with the registered number SC218813 and with its registered office at The Mound, Edinburgh, EH1 1YZ

for

Sanction of a Scheme of Arrangement and confirmation of a Reduction of Capital

---

Dickson Minto W.S.

16 January 2009 **Lord Glennie**

Act: **Sellar, Q.C.**

Alt: **Edward** (for Lloyds TSB Group plc)

The Lord Ordinary, having further resumed consideration of the Petition as amended and proceedings and having heard counsel for the Petitioner and counsel for Lloyds TSB Group plc,

1. approves the supplemental report by Paul W Hally, reporter to the process (number 43 of process);

2. confirms the reduction of the Petitioner's capital ("**the Reduction**"), as provided for by clause 2 of the scheme of arrangement, as set out in Appendix 1 to the Petition as amended;

3. approves the minute of reduction (number 45 of process) ("**the Minute**");

4. authorises the Petitioner to deliver to the Registrar of Companies for Scotland ("**the Registrar**") for registration a certified copy of the order confirming the Reduction ("**the Reduction Order**"), together with a copy of the Minute; and

FRIDAY
SP9D36KW
SCT 16/01/2009 1
COMPANIES HOUSE

5. directs notice of the registration by the Registrar of the Reduction Order and the Minute to be given once in each of "The Edinburgh Gazette" and the "Financial Times" newspaper (UK and international editions).

(sgd) 'A. L. Glennie'

Certified a true copy

ALLAN FINLAYSON

Depute Clerk of Session

B027\751\EH3328743.11

RECEIVED

EDINBURGH
CERTIFY A TRUE COPY
ASSISTANT CLERK OF SESSION

ORDINARY PETITION

UNTO THE RIGHT HONOURABLE THE LORDS OF COUNCIL AND SESSION

PETITION OF

HBOS plc, a public company incorporated under the Companies Acts with the registered number SC218813 and with its registered office at The Mound, Edinburgh, EH1 1YZ

for

Sanction of a Scheme of Arrangement and confirmation of a Reduction of Capital

---

COURT OF SESSION
13 JAN 2009

THURSDAY
SOSHQ6J4
SCT 15/01/2009 98
COMPANIES HOUSE

EDINBURGH
CERTIFY A TRUE COPY
ASSISTANT CLERK OF SESSION

P1852/08 Pet: HBOS for sanction of a scheme and reduction of capital

COURT OF SESSION
13 JAN 2009

Dickson Minto

12 January 2009

Lord Glennie

Act: Sellar, Q.C.

Alt: McNeill, Q.C. (for Lloyds TSB Group plc)

The Lord Ordinary, having resumed consideration of the Petition, as amended, and the Answers lodged by the Trustees of the HBOS Final Salary Pension Scheme having been withdrawn, and having heard Counsel for the Petitioner and for Lloyds TSB Group plc thereon, and having heard Mr. Robert Mcdowell and Mr. Ian Fraser in person, and in respect of the undertakings given by Lloyds TSB Group plc (number 23 of process) and by the Petitioner (number 24 of process),

1. allows the Petitioner's Second Minute of Amendment to be received and form number 17 of process and the Petition to be further amended in terms thereof;

2. dispenses with any further intimation or advertisement of the Petition as further amended;

3. waives the failures of the Petitioner to comply with the terms of the interlocutor dated 14 November 2008 in respect of giving notice of the meeting which was held in terms of that interlocutor to (i) five Scheme Shareholders (as defined in that interlocutor); and (ii) the joint holders of Scheme Shares (as defined in that interlocutor) whose names did not appear first on the Petitioner's register of members;

4. approves the report by Paul W Hally, reporter to the process (number 19 of process);

5. sanctions, under section 899 of the Companies Act 2006, the scheme of arrangement, as set out in Appendix 1 of the Petition as amended ("the Ordinary Scheme");

6. authorises the Petitioner to deliver to the Registrar of Companies for Scotland ("the Registrar") for registration a certified copy of this order sanctioning the Ordinary Scheme, together with a copy of the Ordinary Scheme certified by the secretary of, or solicitors to, the Petitioner; and

7. directs notice of the registration by the Registrar of this order to be given once in "The Edinburgh Gazette" and the "Financial Times" newspaper (UK and International editions), but only at the same time as notice is given of the registration of the further order in this process confirming the reduction of the Petitioner's capital as provided for in clause 2 of the Ordinary Scheme.

'Angus Glennie'

COURT OF SESSION
1 3 JAN 2009

EDINBURGH
CERTIFY A TRUE COPY

ASSISTANT CLERK OF SESSION

SCHEME OF ARRANGEMENT

(Under Part 26 of the Companies Act 2006)

between

CERTIFIED A TRUE COPY

Dickson Minto

DICKSON MINTO W.S.

HBOS PLC

and

SCHEME SHAREHOLDERS

(as hereinafter defined)

PRELIMINARY

(A) In this Scheme (as hereinafter defined) the following expressions have the following meanings:

"A Ordinary Shares"	means the A ordinary shares of 25 pence each in the capital of the Company, as created on the reclassification referred to in Clause 1 below, and **"A Ordinary Share"** means any one of them;
"Acquisition"	means the proposed acquisition by Lloyds TSB of HBOS by means of this Scheme;
"AUS$"	means the lawful currency of the Commonwealth of Australia;
"B Ordinary Shares"	means the B ordinary shares of 25 pence each in the capital of the Company, as created on the reclassification referred to in Clause 1 below, and **"B Ordinary Share"** means any one of them;
"Business Day"	means a day (excluding Saturdays, Sundays and public holidays in the United Kingdom) on which banks are generally open for business in London and Edinburgh;
"CAN$"	means the lawful currency of Canada;
"Capital Raising"	means the proposed Placing and Open Offer and HM Treasury Preference Share Subscription;
"Companies Act"	means the Companies Act 2006 (as amended);
"Court"	means the Court of Session in Edinburgh, Scotland;
"Court Meeting"	means the meeting of the Holders of Scheme Shares as convened by order of the Court under section 896 of the Companies Act, and any adjournment thereof;
"Court Orders"	means the Scheme Court Order and the Reduction Court Order;
"CREST Manual"	means the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, Registrars Service Standards, Settlement Discipline Rules CCSS Operations Manual, Daily Timetable, CREST Application Procedure and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms);
"CREST Regulations"	means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);
"CREST"	means a relevant system (as defined in the CREST Regulations) in respect of which Euroclear UK & Ireland is operator (as defined in the CREST Regulations);

"Deferred Share"	means one unissued ordinary share of 25 pence in the share capital of HBOS that is to be reclassified as a non-voting deferred share of 25 pence and issued to Lloyds TSB prior to the Scheme Record Time;
"Dresdner Kleinwort"	means Dresdner Kleinwort Limited;
"Effective Date"	means the date on which a certified copy of the Reduction Court Order (with the associated minute of reduction of capital attached thereto) has been delivered to the Registrar of Companies for registration and is registered by him (a certified copy of the Scheme Court Order having already been so delivered for registration or being so delivered at the same time);
"Euroclear UK & Ireland"	means Euroclear UK & Ireland Limited (previously CRESTCo Limited);
"Exchange Ratio"	means the ratio of 0.605 of a New Lloyds TSB Share for every 1 Scheme Share;
"Explanatory Statement"	means the explanatory statement required to be furnished pursuant to section 897 of the Companies Act and which was circulated with this Scheme;
"HBOS" or "the Company"	means HBOS plc;
"HBOS Articles"	means the articles of association of HBOS in force from time to time;
"HBOS General Meeting"	means the general meeting of the Holders of HBOS Shares convened in connection with this Scheme, and any adjournment thereof;
"HBOS Preference Shares"	means the issued preference share capital of the Company, being the 9¼% non-cumulative irredeemable preference shares of £1 each, 9¾% non-cumulative irredeemable preference shares of £1 each, 6.0884% non-cumulative preference shares of £1 each, 6.475% non-cumulative preference shares of £1 each, 6.3673% fixed to floating non-cumulative preference shares of £1 each, 6.413% non-cumulative callable fixed-to-floating rate Series 'A' preference shares of US$1 each, 5.92% non-cumulative callable fixed-to-floating rate series 'B' preference shares of US$1 each 6.657% non-cumulative callable preference shares of US$1 each and the 12% fixed-to-floating callable non-cumulative preference shares of £1 each;
"HBOS Share Award Schemes"	means the HBOS plc International Free Shares Plan, the HBOS plc Long Term Executive Bonus Plan and the HBOS plc Long Term Special Bonus Plan and "**HBOS Share Award Scheme**" means any one of them;
"HBOS Share Capital Change"	means (i) any change to HBOS's share capital, other than any HBOS Shares or HBOS Preference Shares issued pursuant to any HBOS Share Scheme or the Capital Raising, or (ii) the making of any distribution by HBOS whether in cash or otherwise;
"HBOS Share Option Schemes"	means the HBOS plc Sharesave Plan 2001, the HBOS plc International Sharesave Plan 2001, the HBOS plc Inland Revenue Approved Employee Share Option Plan 2002, the Bank of Scotland 1995 Executive Stock Option Scheme, the Bank of Scotland 1996 Executive Stock Option Scheme and the St James's Place Partners Share Option Scheme, and "**HBOS Share Option Scheme**" means any one of them;
"HBOS Share Schemes"	means the HBOS Share Option Schemes, the HBOS Share Award Schemes, the HBOS plc Australian Free Shares Plan, the HBOS plc Annual Bonus Plan, the HBOS plc Share Incentive Plan, the HBOS plc Approved Profit Sharing Scheme, the ICC Bank Employee Share Ownership Trust, the ICC Bank Approved Profit Sharing Scheme and the Insight Investment Management Share Option Plan and "**HBOS Share Scheme**" means any one of them;
"HBOS Shares"	means the ordinary shares of 25 pence each in the capital of the Company and "**HBOS Share**" means any one of them;
"HMT Preference Share Subscription Agreement"	means the subscription agreement effective as of 13 October 2008 between the Company and HM Treasury;
"HM Treasury"	means the Commissioners of Her Majesty's Treasury;
"HM Treasury Preference Share Subscription"	means the subscription by The Solicitor for the Affairs of Her Majesty's Treasury (as nominee for HM Treasury) for 12% fixed-to-floating callable non-cumulative preference shares of £1 each of the Company on the terms of the HMT Preference Share Subscription Agreement;
"Holder"	means a registered holder, including any person entitled by transmission;
"Lloyds TSB"	means Lloyds TSB Group plc;

"Lloyds TSB Group"	means Lloyds TSB and its subsidiary undertakings from time to time;
"Lloyds TSB Placing and Open Offer"	means the conditional placing of new Lloyds TSB Shares with The Solicitor for the Affairs of Her Majesty's Treasury (as nominee for HM Treasury) and the offer to qualifying holders of Lloyds TSB Shares, constituting an invitation to apply for new Lloyds TSB Shares, to be effected prior to the Effective Date;
"Lloyds TSB Share Capital Change"	means (i) any change to Lloyds TSB's share capital, other than any Lloyds TSB Shares purchased and cancelled pursuant to any existing re-purchase facility, any Lloyds TSB Shares issued pursuant to Lloyds TSB share option schemes, any Lloyds TSB Shares issued following the conversion of securities convertible into Lloyds TSB Shares which were outstanding as at 13 October 2008 or any Lloyds TSB Shares issued pursuant to the Lloyds TSB Placing and Open Offer or any Lloyds TSB preference shares to be issued to HM Treasury, or (ii) the making of an extraordinary distribution by Lloyds TSB (but excluding, for the avoidance of doubt, any dividends made in the ordinary course) in cash or specie other than in exchange for fair value in cash or specie;
"Lloyds TSB Shares"	means ordinary shares of 25 pence each in the capital of Lloyds TSB and **"Lloyds TSB Share"** means any one of them;
"Merrill Lynch"	means Merrill Lynch International;
"Morgan Stanley"	means Morgan Stanley & Co. Limited;
"New HBOS Shares"	means the new ordinary shares of 25 pence each in the capital of the Company to be issued in accordance with Clause 2(b) of this Scheme;
"New Lloyds TSB Shares"	means the new Lloyds TSB Shares proposed to be issued (or delivered in full or in part from treasury) and credited as fully paid pursuant to the terms of the Acquisition and delivered in accordance with this Scheme;
"Open Offer Shares"	means the HBOS Shares to be issued prior to the Effective Date pursuant to the Placing and Open Offer;
"Panel"	means The Panel on Takeovers and Mergers;
"Placing and Open Offer"	means the placing of Open Offer Shares with the placees and the offer to qualifying holders of HBOS Shares, consitituting an invitation to apply for Open Offer Shares, to be effected prior to the Effective Date;
"Prospectus Rules"	means the rules for the purposes of Part VI of the Financial Services and Markets Act 2000 (as amended) in relation to the offers of securities to the public and the admission of securities to trading on a regulated market;
"Reduction Court Order"	means the order of the Court confirming under section 137 of the Companies Act 1985, as amended, the reduction of capital provided for in Clause 2(a) of this Scheme;
"Register of Members"	means the register of members of HBOS maintained by the Registrar on behalf of the Company;
"Registrar of Companies"	means the Registrar of Companies in Scotland;
"Registrar"	means Computershare Investor Services PLC;
"Reorganisation Record Time"	the time at which a certified copy of the Scheme Court Order is delivered to the Registrar of Companies;
"Restricted Entities"	means (i) any body or bodies corporate which would be prohibited under section 23 of the Companies Act 1985 from being a shareholder of Lloyds TSB upon the Scheme becoming effective provided that any such body or bodies corporate will only be a Restricted Entity to the extent of such prohibition; or (ii) any body corporate which, being a member of the Lloyds TSB Group, holds HBOS Shares beneficially or any other person who holds HBOS Shares on behalf of such member of the Lloyds TSB Group, provided that any such body corporate will only be a Restricted Entity in respect of such holding, and **"Restricted Entity"** means any one of them;

"Scheme"	means this scheme of arrangement under sections 895 to 899 of the Companies Act between the Company and the Scheme Shareholders, with or subject to any modification thereof or addition thereto or condition agreed by HBOS and Lloyds TSB and which the Court may think fit to approve or impose;
"Scheme Court Order"	means the order of the Court sanctioning this Scheme under section 899 of the Companies Act;
"Scheme Record Time"	means 6.00 p.m. (London time) on the Business Day immediately prior to the date of the hearing at which the Court's confirmation of the reduction of capital provided for by this Scheme will be sought;
"Scheme Shareholders"	means Holders of Scheme Shares at the Scheme Record Time and "**Scheme Shareholder**" means any one of them;
"Scheme Shares"	means the HBOS Shares: (i) in issue at the date of this Scheme; (ii) issued after the date of this Scheme and prior to the Voting Record Time; and (iii) issued at or after the Voting Record Time but before the Scheme Record Time either on terms that the original or any subsequent holder thereof shall be bound by this Scheme or, in the case of any such shares issued prior to the adoption of the amendment to the HBOS Articles to be adopted at the HBOS General Meeting, in respect of which the original or any subsequent holder thereof is, or shall have agreed in writing to be, bound by this Scheme, and including, for the avoidance of doubt, the Open Offer Shares and, where the context requires, the A Ordinary Shares and (if any) the B Ordinary Shares, but excluding the Deferred Share and "**Scheme Share**" means any one of them;
"ShareGift"	means ShareGift (The Orr Mackintosh Foundation Limited) a company limited by guarantee and registered charity no. 1052686 whose registered office is at 17 Carlton House Terrace, London SW1Y 5AH;
"UBS"	means UBS Limited;
"United Kingdom" or "UK"	means the United Kingdom of Great Britain and Northern Ireland and its dependent territories;
"United States"	means the United States of America, its territories and possessions, any state or political sub-division of the United States of America and the District of Columbia;
"Voting Record Time"	means the time fixed by the Court for determining the entitlement to vote at the Court Meeting as set out in the notice thereof, which will be 6.00 p.m. on the day which is two days prior to the date of the Court Meeting or, in the case of an adjournment of the Court Meeting, 6.00 p.m. on the day which is two days before the date of the adjourned Court Meeting;
"YEN"	means the lawful currency of Japan;
"$", "US$", "US dollar" and "dollar"	means the lawful currency of the United States;
"£", "Sterling" and "pence"	means the lawful currency of the United Kingdom; and
"€", "EUR", "euro" and "cents"	means the lawful currency of those member states of the European Union which adopt a single currency in accordance with the Treaty establishing the European Community as amended by the Treaty on the European Union.

All times referred to in this Scheme are references to London time unless otherwise specified. References to Clauses are to clauses of this Scheme. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

(B) The Company was incorporated on 3 May 2001 under the Companies Act 1985 as a public company limited by shares. The authorised share capital of the Company as at the date of this Scheme is £5,410,000,000, €3,000,000,000, US$5,000,000,000, AUS$1,000,000,000, CAN$1,000,000,000 and YEN100,000,000,000 divided into 7,640,000,000 HBOS Shares, 375,000,000 9¼% non-cumulative irredeemable preference shares of £1 each, 125,000,000 9¾% non-cumulative irredeemable preference shares of £1 each, 2,593,834,398 preference shares of £1 each, 200,000,000 6⅛% non-cumulative redeemable preference shares of £1 each, 250,000 8.117% non-cumulative perpetual preference shares class "A" of £10 each, 150,000 7.754% non-cumulative perpetual preference shares class "B" of £10 each, 750,000 6.0884% non-cumulative preference shares of £1 each, 198,065,600 6.475% non cumulative preference shares of £1 each, 350,002 6.3673% fixed-to-floating rate non-cumulative

preference shares of £1 each, 3,000,000,000 preference shares of €1 each, 4,997,750,000 preference shares of US$1 each, 750,000 6.413% non-cumulative callable fixed-to-floating rate Series 'A' preference shares of US$1 each, 750,000 5.92% non-cumulative callable fixed to-floating rate Series 'B' preference shares of US$1 each, 750,000 6.657% non-cumulative callable preference shares of US$1 each, 1,000,000,000 preference shares of AUS$1 each, 1,000,000,000 preference shares of CAN$1 each 400,000,000 preference shares of 250YEN each and 3,000,000 12% fixed-to-floating callable non-cumulative preference shares of £1 each, of which as at 12 November 2008 (the latest practicable date prior to the date of this Scheme):

(i) 5,406,574,275 HBOS Shares;

(ii) 300,000,000 $9\frac{1}{4}$% non-cumulative irredeemable preference shares of £1 each;

(iii) 100,000,000 $9\frac{3}{4}$% non-cumulative irredeemable preference shares of £1 each;

(iv) 750,000 6.0884% non-cumulative preference shares of £1 each;

(v) *198,065,600 6.475% non-cumulative preference shares of £1 each;*

(vi) 350,000 6.3673% fixed to floating non-cumulative preference shares of £1 each;

(vii) 750,000 6.413% non-cumulative callable fixed-to-floating rate Series 'A' preference shares of US$1 each;

(viii) 750,000 5.92% non-cumulative callable fixed-to-floating rate series 'B' preference shares of US$1 each;

(ix) 750,000 6.657% non-cumulative callable preference shares of US$1 each; and

(x) one 12% fixed-to-floating callable non-cumulative preference share of £1,

are in issue and fully paid up or credited as fully paid up, and the remainder are unissued.

(C) The holders of the HBOS Preference Shares are not entitled to participate in this Scheme. A separate scheme of arrangement under sections 895 to 899 of the Companies Act is proposed to be made between HBOS and the holders of HBOS Preference Shares.

(D) Lloyds TSB is a public company limited by shares whose registered address is Henry Duncan House, 120 George Street, Edinburgh, EH2 4LH.

(E) At the date of this Scheme, certain Restricted Entities hold HBOS Shares in such a manner as would prevent each such Restricted Entity from holding New Lloyds TSB Shares in the same manner by virtue of section 23 of the Companies Act 1985, as amended.

(F) Prior to the Effective Date, it is proposed that one of the unissued HBOS Shares be reclassified as a Deferred Share. The Company and Lloyds TSB envisage that, subject to the passing of the special resolution to approve and implement the Scheme at the HBOS General Meeting prior to seeking the sanction of this Scheme by the Court, the Company will issue to Lloyds TSB such Deferred Share.

(G) Lloyds TSB has agreed to procure that any Restricted Entity which is a member of the Lloyds TSB Group shall agree, to appear by counsel on the hearing of the petition to sanction this Scheme and to submit to be bound by and to undertake to the Court to be bound by this Scheme and to execute and do or procure to be executed and done all such documents, acts or things as may be necessary or desirable to be executed or done by it, or on its behalf, for the purpose of giving effect to this Scheme.

(H) The Company has agreed to procure that any Restricted Entity which is a subsidiary undertaking of the Company shall agree to appear by counsel on the hearing of the petition to sanction this Scheme and to submit to be bound by and to undertake to the Court to be bound by this Scheme.

(I) The Solicitor for the Affairs of Her Majesty's Treasury, as nominee for HM Treasury, has agreed to undertake to the Court to be bound by this Scheme.

THE SCHEME

PART I

1. Reclassification of Scheme Shares

(a) At the Reorganisation Record Time each of the Scheme Shares shall be reclassified as an A Ordinary Share or a B Ordinary Share, as the case may be, on the following basis:

(i) each Scheme Share which is held by (or by a nominee on behalf of) any of the Restricted Entities shall be reclassified as a B Ordinary Share; and

(ii) each other Scheme Share shall be reclassified as an A Ordinary Share.

(b) The A Ordinary Shares and the B Ordinary Shares (if any) created by the reclassification referred to in Clause 1(a) shall have the rights and be subject to the restrictions set out in the new Article 3.1 set out below which shall at the Reorganisation Record Time be inserted in the HBOS Articles in substitution for the existing Article 3.1 and, with effect from such reclassification, the HBOS Articles shall be amended accordingly:

"3.1 Authorised share capital

Words and expressions defined in the circular to the shareholders of the Company dated 14 November 2008 shall have the same meaning in this Article 3.1, save where the context requires otherwise.

3.1.1 The authorised share capital of the Company is £7,288,000,000, €3,000,000,000, US$5,000,000,000, AUS$1,000,000,000, CAN$1,000,000,000 and YEN100,000,000,000 divided into Ordinary Shares of 25 pence each, A ordinary shares of 25 pence each (**"A Ordinary Shares"**) and B ordinary shares of 25 pence each (**"B Ordinary Shares"**), 375,000,000 9¼% non-cumulative irredeemable preference shares of £1 each, 125,000,000 9¾% non-cumulative irredeemable preference shares of £1 each; 2,596,834,398 preference shares of £1 each, 200,000,000 6⅛% non-cumulative redeemable preference shares of £1 each, 250,000 8.117% non-cumulative perpetual preference shares class "A" of £10 each, 150,000 7.754% non-cumulative perpetual preference shares class "B" of £10 each, 750,000 6.0884% non-cumulative preference shares of £1 each, 198,065,600 6.475% non cumulative preference shares of £1 each, 350,002 6.3673% fixed-to-floating rate non-cumulative preference shares of £1 each, 3,000,000,000 preference shares of €1 each, 4,997,750,000 preference shares of US$1 each, 750,000 6.413% non-cumulative callable fixed-to-floating rate Series 'A' preference shares of US$1 each, 750,000 5.92% non-cumulative callable fixed to-floating rate Series 'B' preference shares of US$1 each, 750,000 6.657% non-cumulative callable preference shares of US$1 each, 1,000,000,000 preference shares of AUS$1 each, 1,000,000,000 preference shares of CAN$1 each, 400,000,000 preference shares of 250YEN each, 3,000,000 12% fixed-to-floating callable non-cumulative preference shares of £1 each (any of which preference shares may be reclassified into A preference shares (**"A Preference Shares"**) and B preference shares (**"B Preference Shares"**) as a result of implementation of the HBOS Preference Share Scheme) and one deferred share of 25 pence (**"Deferred Share"**).

3.1.2 The A Ordinary Shares and the B Ordinary Shares shall rank *pari passu* as if they were the same class of share in all respects and the rights attaching to such shares shall be identical, save to the extent set out in paragraphs (a) and (b) below:

(a) the rights of the holders of A Ordinary Shares in respect of consideration for the cancellation of such shares under the Scheme shall be satisfied by the issue to such holders of the number of New Lloyds TSB Shares to which they shall be entitled in accordance with the Scheme; and

(b) the rights of the holders of B Ordinary Shares in respect of the consideration for the cancellation of such shares under the Scheme shall be satisfied by the payment to such holders of the amount of cash consideration to which they shall be entitled to receive in accordance with the Scheme.",

provided that if the reduction of share capital referred to in Clause 2(a) does not become effective within ten Business Days of the Reorganisation Record Time or such earlier date as HBOS and Lloyds TSB may agree and HBOS may announce through a Regulatory Information Service (as defined in the Listing Rules of the UK Listing Authority), the reclassifications referred to in Clause 1(a) shall be reversed and the A Ordinary Shares and B Ordinary Shares shall revert to HBOS Shares, and Article 3.1 of the HBOS Articles adopted and included pursuant to Clause 1(b) shall be amended accordingly.

PART II

2. Cancellation of the Scheme Shares and issue of New HBOS Shares

(a) Contingently upon the reclassification referred to in Clause 1 taking effect and the requisite entries having been made in the register of members of HBOS, the share capital of the Company shall be reduced by cancelling and extinguishing the A Ordinary Shares and the B Ordinary Shares.

(b) Forthwith and contingently upon the reduction of capital referred to in Clause 2(a) above taking effect:

(i) the authorised share capital of the Company shall be increased to its former amount by the creation of such number of New HBOS Shares as is equal to the aggregate number of shares cancelled pursuant to Clause 2(a) above; and

(ii) the reserve arising in the books of account of the Company as a result of the reduction of capital referred to in Clause 2(a) above shall be capitalised and applied by the Company in paying up in full at par the New HBOS Shares created pursuant to Clause 2(b)(i) above which shall be allotted and issued to Lloyds TSB (or its nominee), credited as fully paid up, free from all liens, charges, encumbrances, rights of pre-emption and other third party rights and interests of any nature whatsoever.

(c) With effect from and contingently upon the issue of the New HBOS Shares pursuant to Clause 2(b), the HBOS Articles shall be amended by the deletion of the new Article 3.1 referred to in Clause 1(b) and its replacement with the following Article 3.1:

"3.1 The authorised share capital of the Company is £7,288,000,000, €3,000,000,000, US$5,000,000,000, AUS$1,000,000,000, CAN$1,000,000,000 and YEN100,000,000,000 divided into Ordinary Shares of 25 pence each, and, 375,000,000 9$^1/_4$% non-cumulative irredeemable preference shares of £1 each, 125,000,000 9$^3/_4$% non-cumulative irredeemable preference shares of £1 each, 2,596,834,398 preference shares of £1 each, 200,000,000 6$^1/_8$% non-cumulative redeemable preference shares of £1 each, 250,000 8.117% non-cumulative perpetual preference shares class "A" of £10 each, 150,000 7.754% non-cumulative perpetual preference shares class "B" of £10 each, 750,000 6.0884% non-cumulative preference shares of £1 each, 198,065,600 6.475% non cumulative preference shares of £1 each, 350,002 6.3673% fixed-to-floating rate non-cumulative preference shares of £1 each, 3,000,000,000 preference shares of €1 each, 4,997,750,000 preference shares of US$1 each, 750,000 6.413% non-cumulative callable fixed-to-floating rate Series 'A' preference shares of US$1 each, 750,000 5.92% non-cumulative callable fixed to-floating rate Series 'B' preference shares of US$1 each, 750,000 6.657% non-cumulative callable preference shares of US$1 each, 1,000,000,000 preference shares of AUS$1 each, 1,000,000,000 preference shares of CAN$1 each, 400,000,000 preference shares of 250YEN each, 3,000,000 12% fixed-to-floating callable non-cumulative preference shares of £1 each and one deferred share of 25 pence (**"Deferred Share"**)."

3. Consideration for the cancellation of the A Ordinary Shares and the issue of New HBOS Shares

(a) Consideration

Subject to and in consideration for the cancellation of the A Ordinary Shares referred to in Clause 2 above taking effect, Lloyds TSB shall allot and issue (credited as fully paid) to the holders of A Ordinary Shares (as appearing on the register of members of HBOS at the Scheme Record Time) New Lloyds TSB Shares on the following basis:

for every 1 Scheme Share held by a Scheme Shareholder 0.605 of a New Lloyds TSB Share

(b) Modification of Exchange Ratio

In the event of a Lloyds TSB Share Capital Change and/or an HBOS Share Capital Change (as the case may be) after the date of this Scheme but before the Effective Date, such adjustments shall be made to the Exchange Ratio as Merrill Lynch and UBS, on behalf of Lloyds TSB, and Morgan Stanley, on behalf of the Company, agree are fair and reasonable (and, if required, the Court may approve) such that the Exchange Ratio is what it would have been had the relevant Lloyds TSB Share Capital Change and/or the relevant HBOS Share Capital Change (as the case may be) occurred immediately prior to the date of this Scheme, and Clause 3(a) above shall be amended accordingly.

(c) Dividends

The New Lloyds TSB Shares to be issued and allotted pursuant to this Clause 3 shall be fully paid, shall rank *pari passu* in all respects with Lloyds TSB Shares in issue on the Effective Date, and shall be entitled to all dividends and other distributions (if any) declared or paid by Lloyds TSB by reference to a record date on or after the Effective Date but not otherwise. The New Lloyds TSB Shares shall be issued free from all liens, charges, equitable interests, encumbrances and other third party rights and interests of any nature whatsoever.

(d) Fractions

No fractions of New Lloyds TSB Shares will be allotted, delivered or credited to holders of A Ordinary Shares. Fractional entitlements to New Lloyds TSB Shares will be aggregated and delivered or credited to a nominee for such holders of A Ordinary Shares appointed by Lloyds TSB on terms that the nominee shall, as soon as practicable following the Effective Date, sell such New Lloyds TSB Shares in the market, and the net proceeds shall be donated to ShareGift on behalf of such Holders of A Ordinary Shares entitled to them provided that holders of A Ordinary Shares, may elect to receive their *pro rata* entitlement to such proceeds by ticking the appropriate box on the blue form of proxy for use in relation to the Court Meeting, or, if attending the Court Meeting in person, on the back of the Court Meeting attendance card and handing such attendance card to the Registrar at the Court Meeting.

(e) *Overseas restrictions*

The provisions of this Clause 3 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any holder of A Ordinary Shares with a registered address outside the United Kingdom or the United States or whom Lloyds TSB reasonably believes to be a citizen, resident or national of a jurisdiction outside the United Kingdom or the United States, Lloyds TSB is advised that the delivery of New Lloyds TSB Shares pursuant to this Clause 3 would or may infringe the laws of any such jurisdiction or would or may require Lloyds TSB to comply with any governmental or other consent or any registration, filing or other formality with which Lloyds TSB is unable to comply or compliance with which Lloyds TSB regards as unduly onerous, or, in either case, Lloyds TSB considers that to determine the same is not possible or is a matter which Lloyds TSB regards as unduly onerous or disproportionate given the number of holders of A Ordinary Shares with a registered address in that jurisdiction, Lloyds TSB may in its sole discretion, either:

(i) determine that such New Lloyds TSB Shares shall not be issued or credited to such holder of A Ordinary Shares under this Clause 3 but shall instead be issued or credited to a nominee for such Holder of A Ordinary Shares appointed by Lloyds TSB on terms that the nominee shall, as soon as is practicable following the Effective Date, sell the New Lloyds TSB Shares so delivered or credited, as the case may be, and shall account for the net proceeds of such sale to such Holder of A Ordinary Shares; or

(ii) determine that such New Lloyds TSB Shares shall be issued or credited to such holder of A Ordinary Shares and sold on his or her behalf, in which event the New Lloyds TSB Shares shall be delivered or credited to such Holder of A Ordinary Shares and Lloyds TSB shall appoint a person to act pursuant to this Clause 3(e)(ii) and such person shall be treated as having been irrevocably authorised by such holder of A Ordinary Shares to procure that any New Lloyds TSB Shares in respect of which Lloyds TSB has made such determination shall, as soon as is practicable following the Effective Date, be sold.

(f) *Sale of New Lloyds TSB Shares*

Any sale of New Lloyds TSB Shares under Clause 3(d), 3(e)(i) or 3(e)(ii) shall be carried out at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions incurred in connection with such sale and including any amount in respect of value added tax thereon) shall, within seven days after such sale, be paid to the Scheme Shareholder entitled thereto in accordance with Clause 5(c) below. To give effect to any sale under Clause 3(d), 3(e)(i) or 3(e)(ii) above, the nominee referred to in Clause 3(d) and/or 3(e)(i) and/or the person appointed by Lloyds TSB in accordance with Clause 3(e)(ii) above (as the case may be) shall be irrevocably authorised as attorney on behalf of the Holder of A Ordinary Shares concerned to execute and deliver as transferor an instrument or instruction of transfer and to give such instructions and to do all other things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of the Company, Lloyds TSB, the nominee or the person so appointed shall have any liability for any loss or damage arising as a result of the timing or (other than as set out in this Clause) terms of such sale.

4 Consideration for the cancellation of the B Ordinary Shares

(a) Subject to and in consideration for the cancellation of the B Ordinary Shares, Lloyds TSB shall pay to the Holders of B Ordinary Shares an amount in cash equal to the market value of the New Lloyds TSB Shares which they would have received had their Scheme Shares been reclassified as A Ordinary Shares, where the market value of one New Lloyds TSB Share shall be determined as being equal to to the average price obtained pursuant to the sale of any New Lloyds TSB Shares pursuant to Clause 3(f), or if no such sales are made, the average of the closing mid-market price for a New Lloyds TSB Share in the first three days of trading in such shares commencing on the Business Day following the Effective Date.

5. Settlement

(a) As soon as reasonably practicable after the Scheme becomes effective, Lloyds TSB shall make all such allotments of and shall issue such New Lloyds TSB Shares as are required to be issued and pay such cash as is required to be paid to give effect to this Scheme to the persons respectively entitled thereto, such consideration to be settled as set out in Clause 5(b) and Clause 5(c) below.

(b) *Settlement of the New Lloyds TSB Shares*

Settlement of the New Lloyds TSB Shares shall be effected as follows, subject in each case to Clauses 3(d) and 3(e) above:

(i) in the case of Scheme Shares which at the Scheme Record Time are in certificated form, the New Lloyds TSB Shares to which the Scheme Shareholder is entitled shall be issued in certificated form and a share certificate for those shares shall be issued as soon as reasonably practicable and in any event no later than the fourteenth day following the Effective Date;

(ii) in the case of Scheme Shares which at the Scheme Record Time are in uncertificated form, the New Lloyds TSB Shares to which the Scheme Shareholder is entitled shall be issued in uncertificated form. Lloyds TSB shall procure that Euroclear UK & Ireland is instructed to credit the

appropriate stock account in CREST of the Scheme Shareholder with such Scheme Shareholder's entitlement to New Lloyds TSB Shares as soon as reasonably practicable, and in any event no later than the fourteenth day following the Effective Date. Lloyds TSB reserves the right to issue the New Lloyds TSB Shares to all or any Scheme Shareholder who holds Scheme Shares in uncertificated form at the Scheme Record Time in the manner referred to in sub-clause 5(b)(i) above if, for reasons outside its reasonable control, it is not able to effect settlement in uncertificated form in accordance with this Clause 5(b)(ii);

(iii) in the case of New Lloyds TSB Shares to be sold in accordance with Clause 3(d), 3(e)(i) or 3(e)(ii) which relate to entitlements of Scheme Shareholders who hold their Scheme Shares in certificated form at the Scheme Record Time, Lloyds TSB, shall, on behalf of the nominee appointed pursuant to Clause 3(d) or Clause 3(e)(i) above, or the person appointed by Lloyds TSB in accordance with Clause 3(e)(ii) above, deliver or procure delivery to the Scheme Shareholder, or as they may direct, in accordance with the provisions of Clause 5(d) below, of cheques for the sums payable to them. In the case of New Lloyds TSB Shares to be sold in accordance with Clause 3(d), 3(e)(i) or 3(e)(ii) which relate to entitlements of Scheme Shareholders who hold their Scheme Shares in uncertificated form at the Scheme Record Time, Lloyds TSB shall, on behalf of the nominee appointed pursuant to Clause 3(d) or Clause 3(e)(i) above, or the person appointed by Lloyds TSB in accordance with Clause 3(e)(ii) above, make any cash payment pursuant to Clause 3(d), 3(e)(i) or 3(e)(ii) by arranging for the creation of an assured payment obligation in favour of the payment bank of such Scheme Shareholder in accordance with CREST assured payment arrangements (as set out in the CREST Manual), provided that Lloyds TSB may (if, for any reason, it wishes to do so) determine that all or part of such consideration shall be paid by cheque in accordance with the provisions of Clause 5(d) below.

(c) *Settlement of the cash consideration*

As soon as practicable after the Effective Date and, in any event, no later than 14 days after the Effective Date, Lloyds TSB shall satisfy any cash consideration due to holders of B Ordinary Shares as follows:

(i) in the case of Scheme Shares which at the Scheme Record Time are in certificated form, Lloyds TSB shall make any cash payment by delivering to the holders of such shares cheques; or

(ii) in the case of Scheme Shares which at the Scheme Record Time are in uncertificated form, Lloyds TSB shall make any cash payment by arranging for the creation of an assured payment obligation in favour of the payment bank of the holders of such shares in accordance with the CREST assured payment arrangements (as set out in the CREST Manual), provided that Lloyds TSB reserves the right to settle all or part of the consideration in the manner referred to in Clause 5(c)(i) if, for any reason, it wishes to do so.

(d) *General*

All deliveries of New Lloyds TSB Share certificates, notices, statements and/or cheques required to be made pursuant to this Scheme shall be made by sending the same by first class post in pre-paid envelopes addressed to the persons entitled thereto at their respective addresses as appearing in the Register of Members at the Scheme Record Time or, in the case of joint Holders, at the address of that one of the joint Holders whose name stands first in the said register in respect of such joint holding at such time or in accordance with any special instructions regarding communications, and none of the Company, its Registrar, Lloyds TSB, the nominees referred to in Clause 3(d) or Clause 3(e)(i) above or the person appointed by Lloyds TSB in accordance with Clause 3(e)(ii) above shall be responsible for any loss or delay in the transmission or delivery of any New Lloyds TSB Share certificates, notices, statements or cheques sent in accordance with this sub-clause which shall be sent at the risk of the persons entitled thereto. All cheques shall be in Sterling drawn on a UK clearing bank and shall be made payable to the Holder or, in the case of joint Holders, to that one of the joint Holders whose name stands first in the Register of Members in respect of such joint holding at the Scheme Record Time or to such other persons (if any) as such persons may direct in writing and the encashment of any such cheque as is referred to in Clause 5(b)(iii) and 5(c) above shall be a complete discharge for the moneys represented thereby.

6. Certificates relating to Scheme Shares

With effect from, and including, the Effective Date, all certificates representing Scheme Shares shall cease to be valid for any purpose. In addition, with effect from, and including, the Effective Date, in respect of those Scheme Shareholders holding their Scheme Shares in uncertificated form, Euroclear UK & Ireland shall be instructed to cancel the entitlements to such Scheme Shares.

7. Operation of this Scheme

(a) Part I of this Scheme shall become effective in accordance with its terms as soon as a certified copy of the Scheme Court Order has been delivered to the Registrar of Companies. Part II of this Scheme shall become effective as soon as a certified copy of the Reduction Court Order, with the associated minute of the reduction of capital attached thereto, has been delivered to the Registrar of Companies for registration and registered by him.

(b) Unless this Scheme shall become effective on or before 28 February 2009, or such later date (if any) as (subject to the City Code on Takeovers and Mergers) the Company and Lloyds TSB may agree and (if required) the Court may allow, this Scheme shall never become effective and shall lapse.

8. Mandates

Each mandate in force at the Scheme Record Time relating to the payment of dividends on Scheme Shares that are in certificated form and each instruction then in force in respect of the Scheme Shares that are in certificated form as to notices and other communications shall, unless and until varied or revoked, be deemed as from the Effective Date to be a valid and effective mandate or instruction to Lloyds TSB in relation to the corresponding New Lloyds TSB Shares to be allotted and issued pursuant to this Scheme, provided that mandates in force at the Effective Date in relation to the HBOS Dividend Reinvestment Plan will not continue and, to the extent that a Scheme Shareholder is also a holder of Lloyds TSB Shares at the Effective Date, mandates given to Lloyds TSB in respect of Lloyds TSB Shares held by such person will also apply in respect of New Lloyds TSB Shares received pursuant to this Scheme.

9. Modification

The Company and Lloyds TSB may jointly consent on behalf of all persons concerned to any modification of or addition to (including, without limitation, any modification or addition which represents an improvement in the value and/or terms of the Scheme to Scheme Shareholders (as determined by agreement among Morgan Stanley, Dresdner Kleinwort, Merrill Lynch, UBS and the board of directors of the Company)) this Scheme or to any condition which the Court may think fit to approve or impose.

10. Governing Law

This Scheme is governed by Scots law and is subject to the jurisdiction of the Court. The rules of the City Code on Takeovers and Mergers will, so far as they are appropriate, apply to this Scheme.

14 November 2008 (as modified with the approval of the Court on 12 January 2009)

imprima — C99794